Exhibit (a)(5)(A)

FILED

10 FEB 24 PM 3:07

DEPT. OF COMMON PLEAS
CIVIL/FAMILY DIVISION
ALLEGHENY COUNTY
IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

EVERETT HARPER, on behalf of himself and	)	CIVIL DIVISION
all others similarly situated,	)
	)	Case No. GS10-3547
Plaintiff,	)
	)	Code: GD10-3547
vs.	)
	)	TYPE OF PLEADING:
MARSHALL T. REYNOLDS, JOHN S.	)
COOPER, LOUIS J. AKERS, PHILIP E.	)	CLASS ACTION COMPLAINT
CLINE, DANIEL P. HARRINGTON,	)
A. MICHAEL PERRY, DOUGLAS V.	)	JURY TRIAL DEMANDED
REYNOLDS, NEAL W. SCAGGS, PHILLIP	)
TODD SHELL, KIRBY J. TAYLOR,	)	Counsel of Record for
THOMAS W. WRIGHT, PORTEC RAIL	)	This Party:
PRODUCTS, INC., L. B. FOSTER	)
COMPANY, and FOSTER THOMAS	)	Alfred G. Yates Jr, Esquire
COMPANY,	)	Pa. ID No. 17419
	)	Gerald L. Rutledge, Esquire
Defendants.	)	Pa. ID No. 62027
LAW OFFICE OF ALFRED G. YATES JR
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033
yateslaw@aol.com
[additional counsel appear on signature page]

FILED

10 FEB 24 PM 3:08

DEPT. OF COMMON PLEAS
CIVIL/FAMILY DIVISION
ALLEGHENY COUNTY
IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

EVERETT HARPER, on behalf of himself and	)	Case No. GD10-3547
all others similarly situated,	)
)
Plaintiff,	)	CLASS ACTION COMPLAINT
)
vs.	)
)
MARSHALL T. REYNOLDS, JOHN S.	)	JURY TRIAL DEMANDED
COOPER, LOUIS J. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON,	)
A. MICHAEL PERRY, DOUGLAS V.	)
REYNOLDS, NEAL W. SCAGGS, PHILLIP	)
TODD SHELL, KIRBY J. TAYLOR,	)
THOMAS W. WRIGHT, PORTEC RAIL	)
PRODUCTS, INC., L. B. FOSTER	)
COMPANY, and FOSTER THOMAS	)
COMPANY,	)
)
Defendants.	)
)

NOTICE TO DEFEND
     You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the clams set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.
     YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.
     IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICES TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.
Lawyer Referral Service
Allegheny County Bar Association
11th Floor Koppers Building
436 Seventh Avenue
Pittsburgh, PA 15219
Telephone: (412) 261-5555

FILED

10 FEB 24 PM 3:08

DEPT. OF COMMON PLEAS
CIVIL/FAMILY DIVISION
ALLEGHENY COUNTY
IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

EVERETT HARPER, on behalf of himself and	)	Case No. GD10-3547
all others similarly situated,	)
)
Plaintiff,	)	CLASS ACTION COMPLAINT
)
vs.	)
)
MARSHALL T. REYNOLDS, JOHN S.	)	JURY TRIAL DEMANDED
COOPER, LOUIS J. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON,	)
A. MICHAEL PERRY, DOUGLAS V.	)
REYNOLDS, NEAL W. SCAGGS, PHILLIP	)
TODD SHELL, KIRBY J. TAYLOR,	)
THOMAS W. WRIGHT, PORTEC RAIL	)
PRODUCTS, INC., L. B. FOSTER	)
COMPANY, and FOSTER THOMAS	)
COMPANY,	)
Defendants.	)
)

     Plaintiff, Everett Harper, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to Plaintiff and his counsel, which are based on personal knowledge.
I. INTRODUCTION
     1. This is a class action commenced on behalf of the public stockholders of Portec Rail Products, Inc. (“Portec” or the “Company”), against the Company, L. B. Foster Company (“L. B. Foster”), Foster Thomas Company (“Foster Thomas”), and certain officers/directors of Portec (“Defendants”) seeking equitable relief relating to the proposed buyout of Portec common stock. According to public reports, Portec’s Board of Directors (the “Board”) has approved a transaction, pursuant to which L. B. Foster, through a wholly owned subsidiary, Foster Thomas (collectively referred to herein as “L. B. Foster”), will acquire Portec for $11.71 per common share through an all-cash tender offer (the “Tender Offer”) and a second-step merger (collectively, the “Buyout Transaction”).
     2. The buyout price of $11.71 per share, a mere 4% premium over the $11.23 closing price on February 16th before the deal was announced, is grossly inadequate when considering the Company’s value and growth prospects.
     3. Furthermore, if L.B. Foster secures 90% of the Company’s outstanding shares in the Tender Offer (and it already has approximately 30.47% of the Company’s outstanding shares committed to tender or otherwise sell to it), it will be able to force a short form merger without a shareholder vote and without any duty to offer a fair price to, or conduct a fair process for, the Company’s public shareholders.
     4. In addition to agreeing to unfair consideration and failing to maximize value for the Company’s public shareholders, the Company’s Board utterly has failed to disclose the reasons why it approved the transaction. Moreover, the Board has not disclosed whether or not the Company was shopped or why the merger agreement entered into between the Company and L. B. Foster provides that the Company cannot solicit any offers from other potential buyers of the Company. The Board also has failed to disclose material non-public information in its possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, what if any positions the Company’s officers and directors will maintain in the merged company, and whether the Company’s shareholders will lose their right to challenge the unfairness of the buyout price in an appraisal proceeding if they tender their shares in the Tender Offer.
     5. As a result of the Individual Defendants’ failure to maximize shareholder value, their other breaches of fiduciary duty, and the other defendants aiding and abetting these breaches of fiduciary duty, Plaintiff alleges that he and other public shareholders of Portec’s common stock are entitled to enjoin the Buyout Transaction or, alternatively, to recover damages in the event the Buyout Transaction is consummated,
II. JURISDICTION AND VENUE
     6. This Court has jurisdiction because Portec is a West Virginia company headquartered in Pittsburgh, Pennsylvania, and L. B. Foster is a Pennsylvania Company headquartered in Pittsburgh, Pennsylvania.
     7. Moreover, this Court has jurisdiction over Defendants because they reside and/or conduct business in Pennsylvania, including, but not limited to, the conduct here at issue (the attempted buyout of Portec) and the Individual Defendants reside in Pennsylvania, and/or have sufficient minimum contacts with Pennsylvania to render the exercise of jurisdiction by the Pennsylvania courts permissible under traditional notions of fair play and substantial justice.

This action is not removable.
     8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
III. PARTIES
     9. Plaintiff is, and has been at all relevant times, the owner of Portec common shares.
     10. Defendant Portec is a corporation organized and existing under the laws of the State of West Virginia with its headquarters located in Pittsburgh, Pennsylvania. Portec manufactures, supplies and distributes a range of rail products, including rail joints, rail anchors, rail spikes, railway friction management products and systems, railway wayside data collection and data management systems, and freight car securement systems. The Company also manufactures material handling equipment for industries outside the rail transportation sector at its Leicester, England operation. It serves both the domestic and international markets. The Company operates through four global business segments: Railway Maintenance Products Division (RMP), Shipping Systems Division (SSD), Portec Rail Nova Scotia Company (Canada) and Portec Rail Products (UK) Ltd. (United Kingdom).
     11. Defendant L. B. Foster is a corporation organized and existing under the laws of Pennsylvania with its headquarters located in Pittsburgh, Pennsylvania. L. B. Foster is a leading manufacturer, fabricator and distributor of quality transportation and construction materials. L.B.

Foster consists of three business groups that specialize in rail, construction and tubular products and services. These groups operate manufacturing, distribution and sales facilities nationwide. The company also functions as a distributor or service provider in strategic alliances with industry leading manufacturing and engineering firms.
     12. Defendant Foster Thomas, is a West Virginia corporation, and a wholly-owned subsidiary of L. B. Foster.
     13. Defendant Marshall T. Reynolds (“M. Reynolds”) has served as Portec’s Chairman of the Board since December 1997. M. Reynolds has served as Chief Executive Officer and Chairman of the Board of Champion Industries, Inc., a commercial printer, business form manufacturer and supplier of office products and furniture, from 1992 to the present; President and General Manager of The Harrah & Reynolds Corporation from 1964 (and sole shareholder since 1972) to present; Chairman of the Board of River City Associates, Inc. (owner of the Pullman Plaza Hotel in Huntington, West Virginia) since 1989; Chairman of the Board of Broughton Foods Company from 1996 to June 1999; Chairman of the Board of Energy Services of America Corp. of Huntington, West Virginia since 2006; and Chairman of the Board of McCoride Machine and Engineering Company in Huntington, West Virginia; Director of the Abigail Adams National Bancorp, Inc. in Washington, D.C.; Chairman of the Board of First Guaranty Bancshares, Inc. in Hammond, Louisiana; and Chairman of the Board of Premier Financial Bancorp in Huntington, West Virginia. Mr. M. Reynolds is the father of Douglas V.

Reynolds, a director of Portec Rail Products, Inc.
     14. Defendant John S. Cooper (“Cooper”) has served as a member of Portec’s Board since December 1997. Mr. Cooper served as the Company’s President and Chief Executive Officer from December 1997 to September 30, 2006, and was appointed Vice Chairman of the Board of Directors on October 1, 2006. In July 1979, Mr. Cooper was hired by Portec’s predecessor, Railcar Division, as Division Vice President of Operations, and became Vice President and General Manager of Railcar Division in August 1980, Vice President and Group Executive in June 1983, Vice President and General Manager of Railway Maintenance Products Division in April 1985, and Senior Vice President and Group Executive of Railroad Group in February 1987. Mr. Cooper was employed by the American Bridge Division of United States Steel Corporation from 1956 to 1979.
     15. Defendant Louis J. Akers (“Akers”) has served as a member of Portec’s Board since June 2008. Mr. Akers served as Vice Chairman of the Board of Ferris, Baker Watts, Inc. from December 2001 to June 1, 2006, and Chief Executive Officer from October 1998 to December 2001.
     16. Defendant Philip E. Cline (“Cline”) has served as a member of Portec’s Board since January 1998. Since June 2001, Mr. Cline has served as the President of River City Associates, Inc. and General Manager of the Pullman Plaza Hotel in Huntington, West Virginia. Mr. Cline served as President of Monumental Concrete from June 1999 to June 2001 and as

President and Chief Executive Officer of Broughton Foods Company from November 1996 to June 1999. Mr. Cline was employed in various capacities, including Vice President and Treasurer, Executive Vice President and Consultant by J. H. Fletcher & Co., a manufacturer of underground mining equipment in Huntington, West Virginia from 1968 to 1996 and presently serves on the Boards of J.H. Fletcher & Co.; Logan Corporation; and Champion Industries, Inc.
     17. Defendant Daniel P. Harrington (“Harrington”) has served as a member of Portec’s Board since January 1998. Since 1991, Mr. Harrington has served as the President, Chief Executive Officer and a director of HTV Industries, Inc., a privately held company engaged in manufacturing and investments in various industries. Mr. Harrington is President of TVI Corporation, which is a wholly-owned subsidiary of HTV Industries, Inc. Mr. Harrington is a director of Biopure Corporation in Boston, Massachusetts; Churchill Downs, Inc. in Louisville, Kentucky; First Guaranty Bancshares in Hammond, Louisiana; and First State Financial Corporation in Sarasota, Florida.
     18. Defendant A. Michael Perry (“Perry”) has served as a member of Portec’s Board since April 2004. Mr. Perry served as Chief Executive Officer of Bank One West Virginia Corporation (formerly Key Centurion Bancshares, Inc.) from 1983 until his retirement in June 2001. Mr. Perry also served that institution as Chairman of the Board of Directors from November 1993 until June 2001, and as President from 1983 until 1993. Mr. Perry is a member of the Board of Directors of Champion Industries, Inc. and Arch Coal, Inc. He is also the co-

founder of Heritage Farm Museum and Village.
     19. Defendant Douglas V. Reynolds (“D. Reynolds”) has served as a member of Portec’s Board since January 1998. Mr. D. Reynolds has been engaged in the practice of law since June 2003 and previously served as an attorney for the public defenders office of Cabell County from May 2001 to June 2003. Mr. D. Reynolds is President of the Transylvania Corporation, and a director of The Harrah & Reynolds Corporation and Abigail Adams National Bancorp, Inc. and also serves in the West Virginia House of Delegates. Mr. D. Reynolds is the son of M. Reynolds, Portec’s Chairman.
     20. Defendant Neal W. Scaggs (“Scaggs”) has served as a member of Portec’s Board since January 1998. Since 1961, Mr. Scaggs has served as the President of Baisden Brothers, Inc. Mr. Scaggs is a director of Champion Industries, Inc., Premier Financial Bancorp, Inc., Energy Services of America Corp. and Logan Corporation. Mr. Scaggs also serves as Chairman of the Board of Directors of First State Financial Corporation and Bucane, Inc.
     21. Defendant Phillip Todd Shell (“Shell”) has served as a member of Portec’s Board since September 2005. Since 1992, Mr. Shell has held the position of Chief Investment Officer of Guyan International. Mr. Shell has also been the Vice-President of Guyan Machinery Rebuilders since 2001, and a member of the Board of Abigail Adams National Bancorp, Inc.
     22. Defendant Kirby J. Taylor (“Taylor”) has served as Portec’s Corporate Secretary and a member of the Board since December 1997. Mr. Taylor has been President and Chief

Executive Officer of Action Business Consulting, a management-consulting firm, since April 2006, and served as President and Chief Operating Officer of Champion Industries, Inc. from September 2000 to January 2005. Mr. Taylor is the Vice-President, Secretary and Treasurer of Pritchard Electric Company, Inc., and previously spent four years with General Electric, twenty-two years with Tenneco Inc., two years with Outboard Marine Corp. and two years with Addington Resources, Inc.
     23. Defendant Thomas W. Wright (“Wright”) has served as a member of Portec’s Board since April 2004. Mr. Wright has served as Chief Executive Officer of NexQuest, Inc. since 1996. From 1971 to 1996, Mr. Wright was President/Owner and then President of an industrial services company. Mr. Wright is a member of the Board of Directors of Premier Financial Bancorp, Inc. and previously served as Board Chairman of Rose Hill Christian School, and Regional Vice Chairman and board member for Kentucky Chamber of Commerce. Mr. Wright is a former member of the Eastern Kentucky University Foundation and a former director of National City Bank.
     24. The above-named individual defendants, M. Reynolds, Cooper, Akers, Cline, Harrington, Perry, D. Reynolds, Scaggs, Shell, Taylor, and Wright (collectively the “Individual Defendants”), as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care and candor to Plaintiff and the other members of the Class (as defined below).

IV. CLASS ALLEGATIONS
     25. Plaintiff brings this action as a class action pursuant to Pa.R.C.P. § 1701 et seq. on behalf of all public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
     26. This action is properly maintainable as a class action.
     27. The Class is so numerous that joinder of all members is impracticable. As of February 23, 2010, there were over 9.6 million shares of the Company’s common stock outstanding owned by thousands of holders other than Defendants. The Company’s common stock is listed and actively traded on the NASDAQ.
     28. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of their fiduciary duties in order to enrich the Company’s directors, the Company’s management and L. B. Foster at the expense and to the detriment of Plaintiff and the other public stockholders who are members of the Class; (c) whether the Buyout Transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to Plaintiff and the other members of the Class; (d) whether the Individual Defendants breached their duty to maximize shareholder value in agreeing to the Buyout Transaction which is designed to result in the sale of Portec; (e) whether Defendants have provided sufficient disclosure of material facts necessary for the public shareholders of Portec to decide, on a fully-informed basis, whether to tender their shares in the Tender Offer; (f) whether L. B. Foster is liable for aiding and abetting a breach of fiduciary duty; and (g) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.
     29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
     30. Defendants have acted in a manner which affect Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
     31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
V. FACTUAL ALLEGATIONS
     32. Portec was started in 1906 in Pittsburgh, Pennsylvania. Portec manufactures, supplies and distributes a range of rail products, including rail joints, rail anchors, rail spikes, railway friction management products and systems, railway wayside data collection and data management systems, and freight car securement systems. The Company also manufactures material handling equipment for industries outside the rail transportation sector at its Leicester, England operation. It serves both the domestic and international markets.
     33. On February 17, 2010, Portec and L.B. Foster announced that they had entered into an agreement for L.B. Foster to acquire Portec in an all cash transaction valued at $112.4 million that is expected to close before the end of the second quarter 2010. According to the agreement, shareholders will receive $11.71 per Portec share owned.
     34. The Tender Offer represents a scant 4% premium over the $11.23 closing price on February 16, 2010, the day before the deal was announced.
     35. In a joint press release, issued on February 17, 2010, Portec and L. B. Foster announced that the transaction was approved by the Boards of both companies by unanimous vote of those directors present and voting and also stated the following:
“The proposed acquisition will bring together two organizations with a rich history of successfully delivering products and services to the global rail industry,” said Stan Hasselbusch, L . B, Foster’s President and Chief Executive Officer. “The addition of Portec will complement our existing array of products and furthers our strategic initiative of becoming a premier provider of products and services below the wheel for Class 1, transit, shortline and regional railroads and contractors in North America, as well as to governmental agencies and rail contractors globally.”
Richard J. Jarosinski, Portec’s President and Chief Executive Officer, commented “Both companies have a strong reputation for quality and operational excellence in providing a wide range of products for the rail industry. We couldn’t be more pleased than to be joining forces with the Foster team.”
This transaction is subject to the satisfaction of certain conditions, including Hart-Scott-Rodino antitrust clearance, at least 65% of Portec’s outstanding shares being tendered and customary closing conditions, and is expected to close before the end of the second quarter 2010.
     36. On February 17, 2010, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”), attaching the merger agreement entered into between the Company and L. B. Foster, titled “AGREEMENT AND PLAN OF MERGER Dated as of February 16, 2010” (the “Merger Agreement”).
     37. The Merger Agreement contains a provision which prohibits the Company or the Board from taking any action to solicit a superior bid for the Company. See Merger Agreement at p. 36. In addition, the Merger Agreement provides that the Company must pay L. B. Foster $3,373,000 (or approximately 3% of the deal value) should the Company terminate the deal in favor of an unsolicited superior offer from another buyer. Id. at pp. 46-47.
     38. The Merger Agreement also provides L. B. Foster with a right to purchase Portec common shares from the Company after the consummation of the Tender Offer for the same

$11.71 per share consideration in the Tender Offer (the “Top Up Option”). Id. at pp. 6-7. There are few limitations on the amount of shares that the Company could sell to Portec. One limitation is that the amount of shares sold to L. B. Foster could not give it more than one share greater than 90% of the Company’s common shares then outstanding on a fully diluted basis. The purchase is also limited to the amount of treasury shares held by the Company and the number of shares that the Company is authorized to issue under its certificate of incorporation (less shares reserved for issuance pursuant to outstanding options under the Company stock plans). The Company has 50 million common shares authorized and only 9.6 million common shares. Id. at p. 14.
     39. If L. B. Foster fully exercises the Top Up Option, it would require it to acquire sufficient additional shares of Portec to permit L.B. Foster to own 90% of the outstanding shares of Portec if less than that amount were tendered, thereby enabling L. B. Foster to effect a short form statutory merger without submitting the merger to a shareholder vote.
     40. The Merger Agreement also contains a provision which provides that, should an unsolicited superior offer be made by another potential buyer, the Company cannot terminate the Merger Agreement if L. B. Foster simply matches the new offer. See Merger Agreement at p. 37. These “matching” provisions discourage other potential bidders from taking the time and incurring the expense to conduct due diligence and potentially make a superior bid.
     41. The price of $11.71 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public stockholders because, among other things:
a.	The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price;

b.	Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects. The Buyout Transaction does not reflect the true financial position of the Company;

c.	The timing of the proposal is designed to take advantage of the Company’s currently depressed market price caused by the recent slump in the economy, and have the expected rebound accrue to the benefit of Defendants at the expense of the minority public shareholders; and

d.	The $11.71 per share offer price represents only a 4% premium to Portec’s closing stock price on the day before the offer was announced and otherwise represents a substantial discount to the Company’s pre-recession price of over $13.
     42. Essentially, Defendants have engineered and timed the Buyout Transaction to freeze out Portec’s public shareholders and to allow the Company’s officers and directors as well as L. B. Foster to capture the benefits of Portec’s promising future potential without paying adequate or fair consideration to the Company’s public shareholders.
     43. Defendants have also breached their fiduciary duties to Plaintiff and the other members of the Class because they have provided materially inadequate information concerning the Buyout Transaction. Specifically, the Defendants have failed to disclose what stake the Company’s officers and directors will have in the Company’s successor while the Company’s remaining shareholders have to be cashed out.
     44. The Defendants have also failed to disclose whether or not the Company was shopped or whether alternative strategies were considered, such as remaining as a stand alone company or entering into a joint venture or similar arrangement with L. B. Foster or other suitors, and the results of those assessments.
     45. In addition, the Board has failed to disclose to the Company’s shareholders to date that, if they tender their shares in the Tender Offer, they lose their right to challenge the unfairness of the buyout price in an appraisal proceeding.
     46. The Board is also in possession of internal financial analyses, including projections of the Company’s future performance, which is also material information that has not been disclosed to the Company’s investors.
     47. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.
     48. By reason of all of the foregoing, the Tender Offer does not disclose all material information.
     49. As Defendants announced on February 17, 2010, the Buyout Transaction offers that, “The proposed acquisition will bring together two organizations with a rich history of successfully delivering products and services to the global rail industry.” Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed transactions, which will exclude the Class from its fair share of Portec’s growth prospects and future value and/or benefit Defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.
FIRST CAUSE OF ACTION
For Breach Of Fiduciary Duty
(Against the Individual Defendants)
     50. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.
     51. By reason of the foregoing, the Individual Defendants, as directors of the Company, violated fiduciary duties to Plaintiff and the other Class members by failing to maximize shareholder value in that they neither performed an auction for the Company nor an adequate market check designed to obtain the best price for Portec’s public shareholders. Any market check performed on the Company’s behalf was rendered inadequate by the Board’s agreeing to provisions in the Merger Agreement that discourages other bidders from possibly making a superior offer.
     52. The L. B. Foster Defendants’ offer represents grossly inadequate consideration for Portec’s shareholders.
     53. The Individual Defendants further breached their fiduciary duties by, inter alia, putting certain of their interests ahead of the interests of the Company and its shareholders.
SECOND CAUSE OF ACTION
For Breach Of Duty Of Candor
(Against the Company and the Individual Defendants)
     54. Plaintiff repeats and realleges the allegations in the paragraphs above as if fully set forth herein.
     55. To date, the Company and the Individual Defendants have failed to fully disclose material and accurate information to Portec’s public shareholders concerning the Buyout Transaction in order for them to make informed judgments as to whether to tender their Company shares. Thus, as of now, the Company and the Individual Defendants have breached their duty to fully and faithfully disclose all material information concerning the Buyout Transaction.
     56. If the Tender Offer proceeds as stated, Plaintiff and the Class have been and will be damaged in that they are not and will not receive full and fair information to allow them to make an informed decision as to whether or not to tender their shares and will be required, either in the Tender Offer or in the second-step merger, to exchange their Portec shares for inadequate consideration based on the material false and misleading statements and omissions in the Tender Offer documents.
     57. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein and will suffer irreparable harm unless the Company and the Individual Defendants are enjoined from breaching their fiduciary duties as set forth herein,
THIRD CAUSE OF ACTION
For Injunctive Relief
(AGAINST ALL DEFENDANTS)
     58. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.
     59. By reason of the foregoing, Plaintiff and the other Class members will be irreparably harmed unless the Buyout Transaction is enjoined by this Court.
     60. The harm that threatens Plaintiff and the other Class members outweighs the potential harm to Defendants if this Court grants an injunction.
FOURTH CAUSE OF ACTION
Aiding and Abetting Breaches of Fiduciary Duties
(Against L. B. Foster and Foster Thomas)
     61. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.
     62. Defendants L. B. Foster and Foster Thomas aided and abetted the Individual

Defendants in breaching their fiduciary duties owed to the public shareholders of Portec, including Plaintiff and the members of the Class,
     63. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as more fully set forth above.
     64. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.
     65. Defendants L. B. Foster and Foster Thomas colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.
     66. Plaintiff and the other members of the Class have no adequate remedy at law.
WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:
A.	an Order certifying this action as a class action and designating Plaintiff as class representative and the undersigned counsel as class counsel;

B.	enjoining preliminarily and permanently, the Buyout Transaction complained of herein;

C.	declaring that the Buyout Transaction is in breach of Defendants’ fiduciary duties;

D.	requiring the Individual Defendants to fulfill their fiduciary duties of loyalty, care, and candor, as alleged herein;

E.	rescinding, to the extent implemented prior to the entry of this Court’s final judgment, the Buyout Transaction complained of, or granting the Class rescissory damages;

F.	directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

G.	awarding Plaintiff and the Class appropriate compensatory damages;

H.	awarding Plaintiff the costs, expenses and disbursements of this action, including any reasonable attorneys’ and experts’ fees and expenses; and, if applicable, pre- and post-judgment interest; and

I.	awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.
     The amount in controversy is in excess of the jurisdiction of the Board of Arbitrators.
DATED: February 24, 2010

LAW OFFICE OF ALFRED G. YATES, JR., P.C.
/s/ ALFRED G. YATES, JR.
Alfred G. Yates, Jr. (PA I.D. No.. 17419)
Gerald L. Rutledge (PA I.D. No. 62027) 519 Allegheny Building 429 Forbes Avenue Pittsburgh, PA 15219 Tel: (412) 391-5164 Fax. (412) 471-1033

HARWOOD FEFFER LLP
Robert I. Harwood
Jeffrey M. Norton
488 Madison Avenue
New York, NY 10022
Tel:  (212) 935-7400
Fax: (212) 753-3630
GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Michael Goldberg
1801 Ave. of the Stars, Suite 311
Los Angeles, CA 90067
Tel:  (310) 201-9150
Fax: (310) 201-9160
LAW OFFICES OF HOWARD G. SMITH
Howard G. Smith
3070 Bristol Pike, Suite 112
Bensalem, PA 19020
Tel:  (215) 638-4847
Fax: (215) 638-4867
Attorneys for Plaintiff

IN THE COURT OF COMMON PLEAS OF
ALLEGHENY COUNTY, PENNSYLVANIA

EVERETT HARPER, on behalf of himself and	)		Case No.
all others similarly situated,	)
)
Plaintiff,	)		CLASS ACTION COMPLAINT
)
vs.	)
)
MARSHALL T. REYNOLDS, JOHN S.	)		JURY TRIAL DEMANDED
COOPER, LOUIS J. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON,	)
A. MICHAEL PERRY, DOUGLAS V.	)
REYNOLDS, NEAL W. SCAGGS, PHILLIP	)
TODD SHELL, KIRBY J. TAYLOR,	)
THOMAS W. WRIGHT, PORTEC RAIL	)
PRODUCTS, INC., L. B. FOSTER	)
COMPANY, and FOSTER THOMAS	)
COMPANY,	)
Defendants.	)
)
VERIFICATION
     I, Gerald L. Rutledge, Esquire, verify that I am the attorney for Plaintiff in the within action, that I am authorized to make this verification on his behalf as Plaintiffs verification could not be obtained on such short notice, that the facts set forth in the Class Action Complaint are true and correct to the best of his knowledge, information and belief, and that he understands that false statements made herein are subject to the penalties of 18 Pa. C.S. §4904, relating to unsworn falsification to authorities.

Date: February 24, 2010	/s/ GERALD L RUTLEDGE, ESQUIRE
Gerald L. Rutledge, Esquire